UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Anghami Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G0369L101

(CUSIP Number)

Fiona Robertson

OSN Building, Dubai Media City

Dubai, United Arab Emirates
+971 52 877 7826

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0369L101	13D	Page 1 of 14 Pages

1	Names of Reporting Persons OSN Streaming Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 50,411,753*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,411,753*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,411,753*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 62.9%**
14	Type of Reporting Person CO

* Consists of (i) 36,985,507 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons.

** The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 80,121,394 Ordinary Shares, which includes (i) 66,695,148 Ordinary Shares of Anghami Inc., an exempted company incorporated in the Cayman Islands with limited liability (the “Issuer”) outstanding as of April 1, 2024, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants held by other persons.

CUSIP No. G0369L101	13D	Page 2 of 14 Pages

1	Names of Reporting Persons OSN Streaming Holding Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Dubai International Financial Centre

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 50,411,753*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,411,753*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,411,753*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 62.9%**
14	Type of Reporting Person OO

* Consists of (i) 36,985,507 Ordinary Shares plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons.

** The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 80,121,394 Ordinary Shares, which includes (i) 66,695,148 Ordinary Shares of the Issuer outstanding as of April 1, 2024, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants held by other persons.

CUSIP No. G0369L101	13D	Page 3 of 14 Pages

1	Names of Reporting Persons Panther Media Holding Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Dubai International Financial Centre

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 50,411,753*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,411,753*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,411,753*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 62.9%**
14	Type of Reporting Person OO

* Consists of (i) 36,985,507 Ordinary Shares plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons.

** The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 80,121,394 Ordinary Shares, which includes (i) 66,695,148 Ordinary Shares of the Issuer outstanding as of April 1, 2024, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants held by other persons.

CUSIP No. G0369L101	13D	Page 4 of 14 Pages

1	Names of Reporting Persons Panther Media Group Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Dubai International Financial Centre

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 50,411,753*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,411,753*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,411,753*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 62.9%**
14	Type of Reporting Person OO

* Consists of (i) 36,985,507 Ordinary Shares plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons.

** The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 80,121,394 Ordinary Shares, which includes (i) 66,695,148 Ordinary Shares of the Issuer outstanding as of April 1, 2024, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants held by other persons.

CUSIP No. G0369L101	13D	Page 5 of 14 Pages

1	Names of Reporting Persons Kuwait Projects Company (Holding) K.S.C.P
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Kuwait

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 50,411,753*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,411,753*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,411,753*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 62.9%**
14	Type of Reporting Person HC

* Consists of (i) 36,985,507 Ordinary Shares plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons.

** The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 80,121,394 Ordinary Shares, which includes (i) 66,695,148 Ordinary Shares of the Issuer outstanding as of April 1, 2024, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants held by other persons.

CUSIP No. G0369L101	13D	Page 6 of 14 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Anghami Inc., an exempted company incorporated in the Cayman Islands with limited liability (the “Issuer”), whose principal executive office is located at 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

Item 2.	Identity and Background.

This Schedule 13D is being jointly filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1.	OSN Streaming Limited (formerly known as Orionplus2), an exempted company organized under the laws of the Cayman Islands (“OSN Streaming”);

2.	OSN Streaming Holding Limited, a company limited by shares incorporated under the laws of the Dubai International Financial Centre (“OSN Streaming Holding”), the sole shareholder of OSN Streaming;

3.	Panther Media Holding Limited, a company limited by shares incorporated under the laws of the Dubai International Financial Centre (“PMH”), the sole shareholder of OSN Streaming Holding;

4.	Panther Media Group Limited, a company limited by shares incorporated under the laws of the Dubai International Financial Centre (“PMG”), the sole shareholder of PMH; and

5.	Kuwait Projects Company (Holding) K.S.C.P, a Kuwaiti shareholding company public, incorporated under the laws of Kuwait (“KIPCO”), the controlling shareholder of PMG.

Effective February 14, 2024, Orionplus2 changed its name to OSN Streaming Limited.

The principal address for each of the Reporting Persons (other than KIPCO) is OSN Building, Dubai Media City, Dubai, United Arab Emirates. The principal address for KIPCO is KIPCO Tower, Khalid Bin Al Waleed Street, Sharq, Kuwait City P.O. Box 23982 Safat 13100 Kuwait.

The principal business of OSN Streaming is to hold the Ordinary Shares for the purposes set forth in this Schedule 13D.

The principal business of OSN Streaming Holding is to hold the equity interests of OSN Streaming.

The principal business of PMG and PMH is owning and operating directly and through its subsidiaries the television content delivery service known as “OSN TV” and the online digital streaming service known as “OSN+”. As described in Item 3 below, the online digital streaming service known as “OSN+” was transferred at the Closing Date to the Issuer in connection with the transactions contemplated by the Transaction Agreement on the terms set forth therein.

The principal business of KIPCO is to act as a holding company that invests in the Middle East and North Africa. Its main business sectors are financial services, food, petrochemicals & oil services, media, real estate and education.

CUSIP No. G0369L101	13D	Page 7 of 14 Pages

The directors and executive officers of the Reporting Persons (collectively, the “Related Persons”) as required to be disclosed in response to Item 2 are listed on Appendix A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or, to the best of such Reporting Persons’ knowledge, the Related Persons, (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

CUSIP No. G0369L101	13D	Page 8 of 14 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Item 2 and Item 6 of this Schedule 13D are incorporated by reference in this Item 3.

Pursuant to the terms of the Transaction Agreement, dated November 21, 2023 (the “Transaction Agreement”), by and between OSN Streaming (formerly known as Orionplus2) and the Issuer, upon the closing of the transactions contemplated by the Transaction Agreement (the “Closing”) on April 1, 2024 (the “Closing Date”), the Issuer issued to OSN Streaming 36,985,507 Ordinary Shares (the “Issued Ordinary Shares”) in reliance on Regulation S under the Securities Act of 1933, as amended, in exchange for the following total consideration:

(i)	cash consideration of $38,000,000, of which OSN Streaming paid $33,000,000 at Closing and $5,000,000 was credited from the deposit previously paid by OSN Streaming to the Issuer in connection with the execution of the Transaction Agreement (the “Cash Consideration”);
(ii)	Gulf DTH FZ LLC (“Gulf DTH”), a wholly owned subsidiary of PMG, having assigned to Anghami FZ LLC (“Anghami FZ”), an indirect wholly owned subsidiary of the Issuer, and Anghami Saudi Co, an indirect wholly owned subsidiary of the Issuer, certain contracts that related to the digital streaming service known as “OSN+”, as operated by PMG and its subsidiaries; and
(iii)	Gulf DTH having entered into a brand assignment agreement with Anghami FZ, pursuant to which Gulf DTH assigned to Anghami FZ intellectual property rights in certain trademarks related to certain brand and intellectual property assets in connection with the digital streaming service known as “OSN+”, as operated by PMG and its subsidiaries.

Gulf DTH, Anghami and its subsidiaries entered into certain other agreements in connection with the combination of the OSN+ platform with and into the business of the Issuer as set forth in the Transaction Agreement.

All of the funds required to pay the Cash Consideration and the aggregate purchase price under the Warrant Purchase Agreement (described in Item 6 below) were obtained from a capital contribution from OSN Streaming Holding to OSN Streaming.

The foregoing description of the Transaction Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Transaction Agreement, which has been filed as Exhibit 99.1 to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on November 24, 2023, and which is filed herewith as Exhibit 2 and is incorporated herein by reference.

CUSIP No. G0369L101	13D	Page 9 of 14 Pages

Item 4.	Purpose of Transaction.

The responses to Item 3 and Item 6 of this Schedule 13D are incorporated by reference in this Item 4.

As a result of the acquisition by OSN Streaming of the Issued Ordinary Shares pursuant to the Transaction Agreement as described in Item 3, on the Closing Date, OSN Streaming became the beneficiary owner of a majority of the total outstanding Ordinary Shares of the Issuer. The Reporting Persons may in the future exercise any and all of the rights associated with its ownership of the Issued Ordinary Shares, including, without limitation, those rights set forth in the Registration Rights Agreement described below in Item 6.

Immediately after the Closing, pursuant to the Transaction Agreement described above in Item 3 and the Registration Rights Agreement, the board of directors of the Issuer (the “Board”) will have seven directors and OSN Streaming has designated four of those directors, which comprise a majority of the directors on the Board. OSN Streaming has also designated the chairman of the Board. In addition, after the date that Kaswara Saria Alkhatib resigns as a director, the Issuer and OSN Streaming will designate by mutual agreement one individual to serve as a replacement director. The Reporting Persons intend to participate in the management, and influence the affairs, of the Issuer through their voting rights with respect to the Issued Ordinary Shares, their representation on the Board, through certain rights pursuant to the Registration Rights Agreement and as otherwise permitted by law and the organizational documents of the Issuer. In connection with the Closing, Elias Habib was appointed Chief Executive Officer and Laura Herbin was appointed Chief Financial Officer of the Issuer.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof and subject to the terms of the Registration Rights Agreement, retain the right to change their investment intent, from time to time or at any time, and they may either alone or in concert with others, without the prior consent or approval of the Board (i) acquire additional Ordinary Shares or other securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) sell or otherwise dispose of all or part of the Issued Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in the open market, in privately negotiated transactions or otherwise, (iii) make, or in any way participate in any “solicitation” of “proxies” to vote or “consents”, or seek to advise or influence any person with respect to the voting of any voting securities of the Issuer, including, without limitation, with respect to the election or removal of directors or to approve stockholder proposals with respect to the Issuer, (iv) make any public statements and/or announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary business transaction involving the Issuer or any subsidiary of the Issuer or their securities; or (v) enter into any discussions, arrangements or understandings with any third party (including security holders of the Issuer) with respect to any of the foregoing, including forming, joining or participating in a “group” (as defined in Section 13(d)(3) of the Act) with any third party with respect to any Ordinary Shares or otherwise in connection with any of the foregoing, in each case, in any manner permitted by law and the Registration Rights Agreement. The Reporting Persons may, from time to time or at any time, consider any such matters and may hold discussions with or make formal proposals to members of the management or directors of the Issuer or other third parties regarding any such matters. In addition, the Reporting Person, subject to applicable law and the Registration Rights Agreement, reserve the right, from time to time or at any time, to formulate other plans and/or make other proposals, and to take other actions with respect to its investment in the Issuer, including any or all of the actions described in Items 4(a)-(j) of the Instructions to Schedule 13D.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.

The foregoing descriptions of the Registration Rights Agreement and the Transaction Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Registration Rights Agreement and the Transaction Agreement included as Exhibit 3 and Exhibit 2, respectively, which are incorporated herein by reference.

CUSIP No. G0369L101	13D	Page10 of 14 Pages

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a) and (b) As of the date of this Schedule 13D, OSN Streaming is the record owner of an aggregate of (i) 36,985,507 Ordinary Shares and (ii) 13,426,246 Ordinary Shares underlying warrants that are exercisable at a price of $11.50 per Ordinary Share (subject to certain specified adjustments) in accordance with the terms of the OSN Warrant (as defined in Item 6 below). OSN Streaming Holding, a wholly owned subsidiary of PMH, holds 100% of the equity interests in OSN Streaming. PMH, a wholly owned subsidiary of PMG, holds 100% of the equity interests in OSN Streaming Holding. PMG (a majority-owned subsidiary of which KIPCO holds approximately 88%), holds 100% of the equity interests in PMH. As such, these persons may be deemed to be members of a “group” with, and may be deemed to have or share indirect voting and dispositive power over any of the Issued Ordinary Shares acquired directly by, OSN Streaming. The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based on a total of 80,121,394 Ordinary Shares, which includes (i) 66,695,148 Ordinary Shares outstanding as of April 1, 2024, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons. In accordance with SEC rules governing beneficial ownership, the calculation of percentage ownership includes warrants held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants held by other persons.

(c)	Except as set forth in Items 3, 4 and 6, which information is incorporated herein by reference, during the 60 days preceding the date of this Schedule 13D, none of the Reporting Persons has effected any transactions of Ordinary Shares.

(d)	Except as otherwise set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

(e)	Not applicable.

CUSIP No. G0369L101	13D	Page 11 of 14 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 3 of this Schedule 13D are incorporated by reference in this Item 6.

Registration Rights Agreement

General

In connection with the Transaction Agreement, the Issuer and OSN Streaming entered into a Registration Rights Agreement (the “Registration Rights Agreement”) at the Closing Date. As discussed further below, the Registration Rights Agreement provides certain rights to OSN Streaming with respect to the designation of directors for nomination and election to the Board, as well as registration rights for certain of the Issuer’s securities beneficially owned, directly or indirectly, by OSN Streaming and its affiliates and permitted transferees and preemptive rights with respect to Equity Issuances (as defined below).

Board Representation

Immediately following the Closing, the Board will have seven directors comprised by four individuals designated by OSN Streaming (“Subscriber Directors”), Elie Habib and Eddy Maroun (collectively, the “Legacy Directors”) and until such time as the financial statements for the financial year ended prior to the date of the Registration Rights Agreement are approved, Kaswara Saria Alkhatib (the “Audit Committee Director”). After the date that the Audit Committee Director resigns, the Issuer and OSN Streaming will, on or prior to August 31, 2024, designate by mutual agreement one individual to serve as a replacement director on the Board. For so long as the Registration Rights Agreement is in effect, pursuant to the terms of the Registration Rights Agreement, the Issuer and OSN Streaming, and each other holder of Ordinary Shares who becomes a party to the Registration Rights Agreement (a “Shareholder”), are required to take all necessary actions within their respective control to cause the following designees of OSN Streaming (each a “Subscriber Designee”) to be appointed or elected to the Board, and cause such directors to remain in such position:

(i)              a number of Subscriber Designees that is equal to at least a majority of the Board must be individuals designated by OSN Streaming, for so long as OSN Streaming’s Voting Power (as defined in the Registration Rights Agreement) is 50% or more; and

(ii)            a number of Subscriber Designees that is equal to at least one Subscriber Designee must be individuals designated by OSN Streaming, for so long as Subscriber’s Voting Power is at least 10%.

OSN Streaming’s right to nominate directors to the Board may be assigned, delegated or transferred to an affiliate. Pursuant to the Registration Rights Agreement, the size of the Board may not be increased or decreased without approval of OSN Streaming or the Subscriber Directors.

Pursuant to the Registration Rights Agreement, neither the Board nor any committees thereof may designate an individual as a nominee for election or appointment to the Board until OSN Streaming has been afforded the opportunity and reasonable time to exercise its rights to appoint the Subscriber Designees (or replacements thereof).

Pursuant to the Transaction Agreement and the Registration Rights Agreement, effective immediately upon the Closing, the Issuer appointed the following four individuals designated by OSN Streaming to the Board: Joseph El Kawkabani, Michael Johnson, Meshal Ali and Sheikha Adana Nasser Sabah Al Sabah. Sheikha Adana Nasser Sabah Al Sabah was also appointed the chairman of the Board.

In connection with the Closing, Elias Habib was appointed Chief Executive Officer of the Issuer.

CUSIP No. G0369L101	13D	Page 12 of 14 Pages

Registration Rights

Following the Closing, the Issuer will, within 30 days after the date of the Registration Rights Agreement, file a shelf registration statement pursuant to Rule 415 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission to register for resale certain Ordinary Shares that are held by OSN Streaming and its affiliates, and OSN Streaming will be entitled to customary demand and piggyback registration rights, information and other rights, subject to certain requirements and customary conditions. The Issuer has also agreed to indemnify OSN Streaming and each of its officers, directors, employees, members, managers, partners and agents or Affiliates in connection with its investment in the Issuer.

Pre-Emptive Rights

The Registration Rights Agreement provides that, to the extent permitted under the Nasdaq rules, OSN Streaming or any one or more of its affiliates designated by OSN Streaming will have the option and the right (but not the obligation) to participate in any issuance, sale or placement of any Ordinary Shares or other securities of the Issuer or any of its subsidiaries (but excluding certain specified securities of the Issuer or any of its subsidiaries) (“Equity Issuance”) and to purchase up to OSN Streaming’s and such Affiliates’ pro rata portion of such Equity Issuance upon the same terms and conditions as offered to other investors in the Equity Issuance.

Amendment of Governing Documents

The Registration Rights Agreement provides that OSN Streaming and the Issuer must take all reasonable actions within their control to conform the Issuer’s Amended and Restated Memorandum and Articles of Association (the “Articles”) to the terms of the Registration Rights Agreement to the extent permitted by law. However, in the event of a conflict between the Articles and the Registration Rights Agreement, the Registration Rights Agreement will control.

Termination

The Registration Rights Agreement will terminate upon (a) the first day on which OSN Streaming’s Voting Power is less than 5% or (b) the mutual written agreement of OSN Streaming and the Issuer.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, which has been filed as Exhibit 99.3 to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on April 3, 2024, and which is filed herewith as Exhibit 3 and is incorporated herein by reference.

Warrant Agreements

On the Closing Date, OSN Streaming and the Issuer entered into a Warrant Purchase Agreement and a Warrant, dated April 1, 2024 (the “Warrant Purchase Agreement”), pursuant to which OSN Streaming purchased from the Issuer, and the Issuer issued and delivered to OSN Streaming an aggregate of 13,426,246 warrants at a price of $0.0764 per warrant for an aggregate purchase price of $1,025,765. Concurrently with the execution and delivery of the Warrant Purchase Agreement, OSN Streaming and the Issuer entered into a Warrant, dated the same date (the “OSN Warrant” and, together with the Warrant Purchase Agreement, the “Warrant Agreements”), pursuant to which OSN Streaming has the right to purchase an aggregate of 13,426,246 Ordinary Shares, at a price of $11.50 per Ordinary Share (subject to certain specified adjustments) upon exercise of the OSN Warrant in accordance with the terms thereof.

The foregoing description of the Warrant Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Warrant Agreements, which in the case of the OSN Warrant have been filed as Exhibit 99.2 to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on April 3, 2024, and which Warrant Agreements are filed herewith as Exhibit 4 and Exhibit 5 and are incorporated herein by reference.

CUSIP No. G0369L101	13D	Page 13 of 14 Pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement, dated as of April 8, 2024, by and among the Reporting Persons.*
2	Transaction Agreement, dated as of November 21, 2023 by and between OSN Streaming and the Issuer (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 24, 2023).
3	Registration Rights Agreement, dated as of April 1, 2024, by and between OSN Streaming and the Issuer (incorporated herein by reference to Exhibit 99.3 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on April 3, 2024).
4	Warrant Purchase Agreement, dated as of April 1, 2024, by and between OSN Streaming and the Issuer.*
5	Warrant, dated as of April 1, 2024, by and between OSN Streaming and the Issuer (incorporated herein by reference to Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on April 3, 2024).
6	Letter sent by OSN Streaming to the Issuer on March 31, 2024 and acknowledged and agreed by the Issuer on the same date.*

*Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2024

OSN Streaming Limited

By:	/s/
Name:	Fiona Robertson
Title:	Director

OSN Streaming Holding Limited

By:	/s/
Name:	Fiona Robertson
Title:	Director

Panther Media Holding Limited

By:	/s/
Name:	Laura Herbin
Title:	Director

Panther Media Group Limited

By:	/s/
Name:	Joseph El Kawkabani
Title:	Chief Executive Officer

Kuwait Projects Company (Holding) K.S.C.P

By:	/s/
Name:	Sheikha Dana Naser Sabah Al Ahmad Al Sabah
Title:	Director

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of the Reporting Persons.  Except for the below individuals for KipCo, the business address of each of the below individuals is OSN Building, Dubai Media City, Dubai, United Arab Emirates. The business address of the below individuals for KipCo is KIPCO Tower, Khalid Bin Al Waleed Street, Sharq, Kuwait City P.O. Box 23982 Safat 13100 Kuwait.

Name	Principal occupation or employment and address of any corporation or other organization in which such employment is conducted
Fiona Robertson	Director of OSN Streaming Limited
Fiona Robertson	Director of OSN Streaming Holding Limited
Joseph El Kawkabani	Director of Panther Media Holding Limited
Laura Astrid Marie Herbin	Director of Panther Media Holding Limited
Joseph El Kawkabani	Chief Executive Officer of Panther Media Group Limited
Joseph El Kawkabani	Director of Panther Media Group Limited
Sheikha Dana Naser Sabah Al Ahmad Al Sabah	Director of Panther Media Group Limited
Michael Johnson	Director of Panther Media Group Limited
Meshal Ali	Director of Panther Media Group Limited
Elie Habib	Director of Panther Media Group Limited
Sheikh Hamad Sabah Al Ahmad Al Sabah	Chairman of KIPCO
Sheikh Abdullah Naser Sabah Al Ahmad Al Sabah	Vice Chairman of KIPCO
Sheikha Dana Naser Sabah Al Ahmad Al Sabah	Executive Board Member of KIPCO
Abdullah Yacoub Bishara	Independent Board Member of KIPCO
Faisal Hamad Al Ayyar	Non-Executive Board Member of KIPCO